Laura E. Flores

Partner +1.202.373.6101 laura.flores@morganlewis.com

VIA EDGAR

April 24, 2020

Ms. Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Penn Series Funds, Inc.; File Nos. 002-77284 and 811-03459

Dear Ms. Bentzinger:

This letter responds to comments conveyed to us telephonically on April 3, 2020 relating to the Penn Series

Funds, Inc. (the "Registrant") Post-Effective Amendment No. 90 (the "Registration Statement"), which was filed with the U.S. Securities and Exchange Commission ("SEC") on February 27, 2020, for the purpose of revising the principal investment strategy Large Cap Growth Fund, Large Core Growth Fund and Emerging

Markets Equity Fund (each a "Fund" and collectively, the "Funds"). For ease of reference, we have set forth below each of your comments followed by the Registrant's response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus ("Prospectus") and Statement of Additional Information ("SAI") included in the Registration Statement.

Prospectus

1.Comment. Please consider whether the "Liquidity Risk" and "Market Risk" risk descriptions should be revised to reflect current market conditions. If you don't believe it is necessary to revise these risks, please explain to the Staff the basis for not doing so.

Response. The Registrant has revised certain of its risk disclosure to reflect the effects of the COVID- 19 pandemic on current market conditions.

2.Comment. Please provide the Staff with completed fee tables for each Fund prior to the effective date of the Registration Statement. Please note the Staff considers the fees and expenses of a fund to be material within the meaning of Rule 405 of the Securities Act of 1933 and thus, necessary for a registration statement to be considered complete.

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Response. The Registrant has provided the Funds' completed fee tables in Appendix A to this correspondence.

3.Comment. The Staff notes the Large Cap Growth Fund's principal investment strategy considers large capitalization companies to be companies with market capitalizations of more than $3 billion at the time of purchase. Please explain why the Registrant believes $3 billion is an appropriate threshold for large capitalization companies.

Response. While the Registrant believes $3 billion is a reasonable threshold for large capitalization companies given that it is well within the market capitalization range of both the S&P 500 and the Russell 1000 Indices, each of which is commonly used to define the universe of large capitalization issuers, it has increased the threshold to $5 billion in light of the capitalization of the issuers typically held by the Fund.

4.Comment. For each Fund, please consider disclosing its principal risks in order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response. The Registrant acknowledges the Staff's comment and is considering how best to address the Staff's guidance with respect to future filings. In the interim, the Registrant believes the Funds' risk disclosure is appropriately and adequately presented so as to not obscure or present in a misleading manner each Fund's principal risk disclosure. In particular, the introductory paragraph under "Principal Risks" makes clear that the principal risks described are in alphabetical order.

5.Comment. For each of the Large Cap Growth Fund and Large Core Growth Fund, please consider whether "Focus Risk" and "Sector Risk" are substantially similar risks and if so, consider deleting one of the risks. If they are intended to reflect different risks, please clarify the risk descriptions.

Response. The Registrant has removed the "Focus Risk" discussion for each of the Large Cap Growth Fund and Large Core Growth Fund.

6.Comment. Please consider whether there are risks associated with Brexit that should be addressed in the "Foreign Investment Risk" description included in the principal risk sections for the Large Core Growth Fund and Emerging Markets Equity Fund.

Response. The Registrant has confirmed that Brexit does not pose principal risks to either the Large Core Growth Fund or Emerging Markets Equity Fund. Therefore, the Registrant has not revised the

"Foreign Investment Risk" discussion to incorporate such risk disclosure.

7.Comment. If a Fund has materially changed its principal investment strategy, please disclose this fact and its effect on performance in the introduction to the "Performance Information" section in the fund summary.

Response. The Registrant has revised the "Performance Information" introduction for the Emerging

Markets Equity Fund accordingly. The principal investment strategy of the Emerging Markets Equity Fund is the only principal investment strategy that was materially revised.

8.Comment. The Staff notes the market capitalization range of large capitalization companies included in the principal investment strategy for the Large Core Growth Fund ranges from millions to billions. Please confirm that the reference to millions as the lower end of the range is correct.

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Response. The Registrant has confirmed that the large capitalization companies eligible for investment by the Large Core Growth Fund have capitalizations that range from $188.3 million to $1,191.6 billion, consistent with the market capitalization range of the Russell 1000 Growth Index.

9.Comment. The penultimate paragraph of the Large Core Growth Fund's principal investment strategy references investments in preferred stocks, limited partnership interests, and privately placed and restricted securities. To the extent these are considered principal investments of the Fund, add corresponding principal risk disclosure. If they are not considered principal investments, consider removing the references from the Fund's principal investment strategy.

Response. The Registrant has confirmed that these investment types are not considered to be principal investments of the Large Core Growth Fund and therefore, has removed the references to the investments from the Fund's principal investment strategy.

10.Comment. For the Large Core Growth Fund, please confirm whether the convertible securities in which it may invest are contingent convertibles ("CoCos"). If they are, disclose this fact in the Fund's principal investment strategy discussion and add CoCo-specific risk disclosure.

Response. The Registrant confirms that none of the convertible securities in which the Fund may invest are contingent convertibles.

11.Comment. For each Fund that invests in ETFs as part of its principal investment strategy, please confirm whether the Fund counts such investments toward its Rule 35d-1 80% investment requirement. If so, please disclose in both the Prospectus and in close proximity to each Fund's Rule 35d-1 non- fundamental investment policy in the SAI that the Fund will look through to the ETF's underlying holdings in determining whether such holdings satisfy the Fund's Rule 35d-1 80% investment requirement.

Response. The Registrant has confirmed that the Large Core Growth Fund, the only Fund that referenced investments in ETFs, does not invest in ETFs as part of its principal investment strategy. The Registrant, therefore, has revised the Fund's principal investment strategy discussion to remove the reference to investments in ETFs.

12.Comment. Please expand the "Other Investment Company Risk" description to describe the risks associated with investments in ETFs.

Response. The Registrant has revised the "Other Investment Company Risk" as requested.

13.Comment. Please revise the Emerging Markets Equity Fund's Rule 35d-1 80% investment requirement as described in the Fund's principal investment strategy to note that the Fund will 80% of its "net assets, plus any borrowings for investment purposes" in equity securities (or equity-linked instruments) of issuers located in emerging market countries.

Response. The Registrant has revised the description of the Emerging Markets Equity Fund's Rule

35d-1 80% investment requirement accordingly.

14.Comment. With respect to the Emerging Markets Equity Fund, please explain why the Registrant believes the Fund's definition of "emerging markets countries" is appropriate and not overly broad.

Response. The Registrant has confirmed that the adviser and sub-adviser believe the current definition of emerging market countries is appropriate and in their view, not overly broad as it excludes countries

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commonly recognized as developed market countries. The adviser and sub-adviser also note that there is no single or even predominate definition of emerging market countries. More importantly, the Registrant believes "emerging market countries" is clearly defined and disclosed in the Fund's principal investment strategy discussion.

15.Comment. Please add risk disclosure concerning investments in China to the Emerging Markets Equity Fund's principal risks section.

Response. The Registrant has revised the Emerging Markets Equity Fund's principal risks section to add risk disclosure related to investments in China.

16.Comment. For each Fund that discloses portfolio turnover as a principal risk, please add corresponding disclosure to the Fund's principal investment strategy discussion.

17.Response. The Registrant has confirmed that "Portfolio Turnover Risk" is not a principal risk of the

Large Cap Growth Fund and Emerging Markets Equity Fund and therefore, has removed the risk disclosure from each Fund's discussion of principal risks.

18.Comment. In accordance with Items 9(a) and 9(b) of Form N-1A, please state each Fund's investment objective and principal investment strategy in Item 9 of the Prospectus.

Response. The Registrant confirms that generally all pertinent information about each Fund's investment objective and principal investment strategy is disclosed in Items 2 and 4. Any information not disclosed in Items 2 and 4 is disclosed in response to Items 9(a) and (b). In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Registrant respectfully declines to revise the Funds' Item 9 disclosure to repeat each Fund's objective and principal investment strategy as requested.

19.Comment. Please confirm and disclose that the Registrant's expense limitation arrangements provide that any amounts recaptured will be limited to the lesser of both (i) the expense cap that was in effect at the time the expense was waived and (ii) the expense cap in effect at the time of recapture.

Response. The Registrant confirms that any amounts recaptured or to be recaptured have been or will be limited to the lesser of the expense cap that was in effect at the time the expense was waived and the expense cap in effect at the time of recapture.

SAI

20.Comment. Please explain to the Staff how the eighth fundamental policy on page 39 of the SAI concerning industry concentration was revised and whether shareholder approval of such change was obtained.

Response. The Registrant confirms that the eighth fundamental policy on page 39 of the SAI concerning industry concentration was not revised. Rather, the 485(a) filing contained an errant R-tag.

21.Comment. In the "Other Accounts" table on page 66, please provide information as of the most recent practicable date for new portfolio managers, per Instruction 1 to Item 20(a) of Form N-1A.

Response. The Registrant has updated the "Other Accounts" table as requested.

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Part C

22.Comment. Please confirm the exhibits listed in Item 28 will contain hyperlinks as required pursuant to Instruction 5 to Item 28 of Form N-1A.

Response. The Registrant confirms that it has modified its Part C to comply with instruction 5 to Item 28 of Form N-1A.

23.Comment. Please file a new legal opinion and consent of counsel for Morgan, Lewis & Bockius LLP as exhibits in the 485(b) filing.

Response. The Registrant confirms that a new legal opinion and consent of counsel will be filed with the 485(b) filing.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101.

Sincerely yours,

/s/ Laura E. Flores

Laura E. Flores

cc:

Philip K.W. Smith, Esq. Wei Zhao

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Appendix A

LARGE CAP GROWTH FUND

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Additional fees and expenses will be applied at the variable contract level. Those fees and expenses are described in your variable contract prospectus. If the information below were to reflect the deduction of variable contract charges, fees and expenses would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees................................................................................................................	0.55%
Distribution (12b-1) Fees .................................................................................................................	None
Other Expenses ................................................................................................................................	0.33%
Total Annual Fund Operating Expenses .....................................................................................	0.88%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your variable contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$90	$281	$488	$1,084

LARGE CORE GROWTH FUND

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Additional fees and expenses will be applied at the variable contract level. Those fees and expenses are described in your variable contract prospectus. If the information below were to reflect the deduction of variable contract charges, fees and expenses would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees..............................................................................................................	0.60%
Distribution (12b-1) Fees ...............................................................................................................	None
Other Expenses ..............................................................................................................................	0.26%
Total Annual Fund Operating Expenses ...................................................................................	0.86%

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Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your variable contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$88	$274	$477	$1,061

EMERGING MARKETS EQUITY FUND

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Additional fees and expenses will be applied at the variable contract level. Those fees and expenses are described in your variable contract prospectus. If the information below were to reflect the deduction of variable contract charges, fees and expenses would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees..........................................................................................................	0.87%
Distribution (12b-1) Fees ...........................................................................................................	None
Other Expenses ..........................................................................................................................	0.42%
Total Annual Fund Operating Expenses* .............................................................................	1.29%

*The expense information in the fee table has been restated to reflect a reduction in the Fund's

Investment Advisory Fee rate, effective May 1, 2020. As such, the Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund's financial highlights and financial statements, which reflect the prior Investment Advisory Fee rate for January 1, 2019 through December 31, 2019.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your variable contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$131	$409	$708	$1,556

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